Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. CF Industries Holdings, Inc. (“CF Industries”) previously filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Solicitation/Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication relates to the offer (the “Offer”) by CF Industries through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-157462) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by CF Industries and Composite Acquisition with the SEC. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

*****

CF Industries Holdings, Inc. hosted a conference call with analysts and investors 10:00 a.m. Eastern Time on Tuesday, July 28, 2009. A copy of the transcript follows:

2

FINAL TRANSCRIPT

Conference Call Transcript

CF - CF Industries Second Quarter 2009 Results Call

Event Date/Time: Jul 28, 2009 / 02:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

CORPORATE PARTICIPANTS

Chuck Nekvasil

CF Industries - Director, IR, PR

Steve Wilson

CF Industries - Chairman, CEO

Tony Nocchiero

CF Industries - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Michael Picken

Cleveland Research - Analyst

David Silver

Analyst

Steve Byrne

Merrill Lynch - Analyst

Jeff Zekauskas

JPMorgan - Analyst

Mark Connelly

Sterne, Agee - Analyst

Costas Karathanos

Goldman Sachs - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the CF Industries second quarter 2009 earnings conference call. My name is Heather, and I will be your coordinator for today. At this time, all participants are in listen-only mode. We’ll be pausing periodically throughout today’s presentation to answer any questions you may have. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes.

Now I’ll turn the presentation over to your host for today’s conference, Mr. Chuck Nekvasil, Director of Public and Investor Relations. Please proceed, sir.

Chuck Nekvasil  - CF Industries - Director, IR, PR

Well, thank you. Good morning, and thank you all for joining us on this conference call for CF Industries Holdings Inc. I’m Chuck Nekvasil, Director of Public and Investor Relations, and with me are Steve Wilson, our Chairman and Chief Executive Officer and Tony Nocchiero, our Senior Vice President and Chief Financial Officer. Yesterday afternoon, CF Industries Holdings Inc. reported its second quarter 2009 results. The purpose of today’s conference call is to discuss our financial performance for the quarter as well as our outlook for the coming fall season.

As you’re aware, CF Industries is pursuing a proposed business combination with Terra Industries, Inc. and has received an exchange offer from Agrium Inc. Please review the additional information in our news release relating to our proposed business combination with Terra and other relevant materials in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra as well as information relating to Agrium Inc.’s exchange offer for CF Industries. For today’s conference call, we will limit initial questions to the company’s second quarter performance and outlook. Later in the call, we’ll open the lines to questions concerning M&A activity. As you read our news release posted on the Investor Relations section of our website at www.cfindustries.com and as you listen to this conference call, please recognize that both contain forward-looking statements within the meaning of Federal Securities Law. All statements in this release and oral statements on this call or other discussions other than those relating to historical information or current condition are considered forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such statements. These risks and uncertainties include those spelled out in the Safe Harbor Statement, including in the news release. Consider all forward-looking statements in light of those and other risks and uncertainties and do not place undue reliance on any forward-looking statements. Now, let me introduce Steve Wilson, our Chairman and Chief Executive Officer.

Steve Wilson  - CF Industries - Chairman, CEO

Thanks, Chuck, and thank you all for joining us this morning. Before I comment on the quarter, I want to take just a moment to recognize a key member of our team. Chuck Nekvasil is retiring on July 31, although you may see him on the road a time or two after that date. Chuck has done a great job developing and executing an IR strategy for CF Industries beginning with our introduction as a public company. Most of you know as well as I do the dedication and commitment he’s brought to this role. And frankly, it won’t be as much fun around here without him. Chuck leaves with a huge thank you from our team, and we wish him all the best in his golden years. We expect to make an announcement about Chuck’s successor in the near future. Until then, we’re working with Fleishman-Hillard, one of the nation’s leading IR consultants to make the transition seamless. Their team will be here to answer your questions or to put you in touch with someone who can.

Yesterday afternoon, CF Industries recorded second quarter 2009 earnings. For the quarter, net earnings totaled $213 million or $4.33 per diluted share, down from a record $288.6 million or $5.01 per share in the second quarter of 2008. Results included the effects of mark-to-market gains on our natural gas derivatives, expenses related to ongoing M&A activity, development costs related to our Peru project and a modest breakdown of potash inventory, all of which Tony will expand upon during his comments.

This spring, the industry again grappled with the challenges of adverse weather conditions throughout much of the US Midwest as well as with the effects of high fertilizer inventories at the distributor and retail levels. Despite these obstacles, the CF Industries team turned in an outstanding performance, especially when you realize that the quarter-on-quarter comparison is to our record performance in the second quarter of 2008. I believe this quarter’s performance underscores our ability to react quickly and nimbly, pulling a number of competitive levers to achieve strong financial results despite volatile market conditions. Early in the quarter, we recognized that the combination of less than optimal weather conditions throughout portions of the corn belt plus an inventory overhang at the wholesale and retail levels could lead to soft domestic fertilizer demand. As a result, we worked quickly and aggressively to move product offshore at reasonable margins. Thanks to both our key trade partnership and the export capabilities of our Donaldsonville nitrogen complex and our Florida phosphate operations.

Second quarter results benefited from a best ever 359,000 tons of phosphate exports and from the export of 145,000 tons of UAN and granular urea. The nitrogen exports highlight the advantaged position of our North American nitrogen assets. These exports not only helped us achieve strong financial results, they also helped support our domestic customers by maintaining a better supply/demand balance in the US market during the spring that was challenging for them and for us. Wet weather delayed spring planting, thus reducing fertilizer application rates for nitrogen, especially for ammonia. Further complicating matters were high inventories at distributors and retailers and uncertainty over future pricing. Destocking was the result, which in turn further reduced demand at the manufacturer level. Even with these challenges, our nitrogen segment results were very strong. Net sales were down 11% from the record year earlier quarter and volume also declined by 11%. But thanks to significantly lower natural gas prices during the quarter, gross margin for the segment was $403.2 million, up 11% from the earlier quarter. We also benefited from nitrogen volumes booked earlier under our forward pricing program or FPP which generally carried higher prices and margins than those available in the quarter’s spot market.

During the quarter, we exhibited the production flexibility we have at Donaldsonville by shifting some output from UAN to urea, which enjoyed better upgrading margins. In phosphate, weak domestic demand continued throughout the supply chain as the pricing standoff between farmers and retailers continued from the first quarter. As a result, many farmers deferred phosphate application, waiting until distributors and retailers eventually reduced prices. We responded by leveraging our key trade partnership to register record phosphate exports, driving DAP and MAP volume to 568,000 tons, a 25% increase from the year earlier quarter. Despite lower prices, gross margin for the phosphate segment, which includes our sales of purchased potash, was $23.8 million. For the quarter, we delivered strong financial results and we went into the third quarter with inventories at levels we’re very comfortable with for the fall season. Now Tony Nocchiero will provide some additional detail on the quarter.

Tony Nocchiero  - CF Industries - SVP, CFO

Thanks, Steve, and good morning, everyone. As Steve pointed out, CF Industries’ second quarter net earnings were $213 million or $4.33 per diluted share. A strong performance compared to our record $288.6 million or $5.01 per diluted share in the second quarter of 2008. There are a number of factors to consider when you compare our reported 2009 second quarter performance to the record 2008 level. This year, second quarter results included $34.3 million in noncash, pretax unrealized gains or $0.41 per diluted share on an after tax basis from mark-to-market adjustments on natural gas derivatives. The 2008 second quarter results included $83.2 million or $0.92 per diluted share on an after tax basis in mark-to-market gains. The mark-to-market adjustments on natural gas derivatives are reflected in nitrogen segment results. Second quarter results for 2009 also included $14.4 million or $0.17 per diluted share on an after tax basis, a proposed business combination and Peru project development cost. The business combination costs are associated with CF Industries’ proposed business combination with Terra Industries as well as with responding to Agrium’s offer for CF Industries. There were no comparable costs in last year’s second quarter. The pace of spending for the Peru project is expected to increase modestly during the third quarter as the complex’s front end engineering and design study moves forward. Second quarter 2009 results also reflected a $5 million write-down of potash inventory, $0.06 per diluted share on an after tax basis.

Now, I would like to review some financial highlights for the quarter compared to last year’s second quarter. You’ll find first half comparisons in yesterday’s news release. Net sales decreased by 15% to $991 million with the decline most pronounced in phosphate where realized prices fell substantially from 2008’s elevated levels. Volume at 2.6 million tons was flat with the year earlier quarter. Domestic volumes declined substantially for both nitrogen and phosphate. But overall, phosphate segment volume rose 48% reflecting record exports in the sale of purchased potash.

As noted in the press release, we began selling potash in the second quarter and our average selling price was $558 per ton. We sold 106,000 tons of potash during Q2 and we have orders for virtually the entire remaining potash inventory of 57,000 tons with no plans for additional purchases. Selling prices were higher for ammonia and UAN but lower urea compared to the 2008 second quarter. For phosphate, prices were significantly lower with DAP down 56% and MAP down 45% compared to the year earlier quarter. I believe our price realizations compare favorably to those of our industry competitors and clearly illustrate the discipline we take to market. In nitrogen, realizations benefited from sales book last year under our FPP. Sales which generally carried higher selling prices and margins than those available in the spot market for the quarter. For nitrogen, sales under the FPP accounted for 51% of volume compared to 72% in the year earlier quarter. For phosphate, FPP sales represented 9% of segment volume, down substantially from 72% in the second quarter of 2008.

Gross margin declined to $427 million, down from $469.9 million in a record quarter a year ago. Nitrogen gross margin increased by $41.2 million or 11% to $403.2 million while phosphate segment gross margin declined by $84.1 million or 78% to $23.8 million. Our margin on potash sales was a negative $9.2 million while the margins on our core DAP and MAP products was a positive $33 million for the quarter. The overall weighted average cost of natural gas for our nitrogen complexes decreased by a substantial 46% compared to last year’s second quarter. This reflected the quarter’s lower market prices for natural gas as well as lower FPP volumes. The lower FPP volume permitted us to take greater advantage of the attractive spot gas prices in both Louisiana and Alberta. As in Q1, we have locked in modest amounts of natural gas, beyond the amount required to fill nitrogen FPPR going forward.

SG&A expenses declined by 9% compared to last year’s second quarter totaling $16.5 million due to lower incentive and long-term stock compensation expense. Other operating expenses were $15.3 million in the second quarter compared to $300,000 of income in 2008. The increase was due to the business combination and Peru development expenses I discussed earlier. Cash flow from operations totaled $194.9 million, a decrease from $219.3 million in the year earlier quarter. The decrease included a nearly $225 million decline in net customer advances, reflecting reduced volumes and lower prices booked under our FPP, largely offset by a nearly $200 million net reduction in inventory.

Looking at our liquidity and financial position, at June 30, 2009, the company’s cash, cash equivalents and short term investments totaled $921.2 million. We held investments in auction rate securities at June 30, 2009 that were valued at $136.6 million, resulting in total cash and investments of more than $1 billion. This compares to total investments in cash, cash equivalents, short-term investments and auction rate securities as of December 31, 2008, of $802.8 million. Net debt or in our case, net cash as defined in the table included with our news release, improved by $445.6 million in the quarter as the net cash balance increased from $400.5 million at March 31, 2009, to $846.1 million at June 30, 2009. During the quarter, $49.2 million of our investment in auction rate securities was sold or redeemed at par value. The net unrealized holding loss on our portfolio of auction rate securities declined by approximately $18.3 million in the second quarter, reflecting the impact of these redemptions and higher portfolio valuations. On July 22, we reported that the board of directors had declared the regular quarterly dividend of $0.10 per diluted common share. The dividend is payable August 31, 2009 to shareholders of record August 14, 2009.

To summarize then, we turned in a strong performance in a challenging industry environment, delivering excellent results to our shareholders and further strengthening our overall financial position. Steve?

Steve Wilson  - CF Industries - Chairman, CEO

Thanks, Tony. By most any measure, our second quarter results substantially exceeded expectations. So, what lies ahead? We’re going into the fall looking at strong fundamentals in agricultural markets and for the first time in several years, it appears that those markets are trading on fundamentals. July’s WASDE report did indicate that corn acreage could be higher this spring than estimated earlier. Even so, the projected low 12% stocks to use ratio still suggests a tight corn market after this year’s crop is harvested. That means that corn acreage will likely need to increase slightly next year to meet demand. And while 2007’s 93.6 million corn acres spoiled a lot of us as did $5 and $6 a bushel corn last year, this year’s 87 million acres and the prospect of slightly higher acreage nest year compare very well to historical averages. Even with December corn at $3.34 per bushel as it was yesterday, we’re looking at crop prices that promise strong returns to farmers, due in part to substantially lower input costs.

So, demand fundamentals going into the fall look good. Just as importantly, several of the factors that dampened demand at the manufacturer level this spring appear to have worked their way through the system. Retailers and wholesalers appear to have eliminated most of the inventory that led to significant downstream destocking during the spring. With that inventory washed from the system, we’ve eliminated the large spread between farm level and manufacturer level fertilizer price expectations that drove many farmers to cut back application rates during the spring season.

We believe that the domestic fertilizer industry generally entered the third quarter with exceptionally low inventories which suggests that once demand for the fall kicks in, there could be an immediate impact on demand at the manufacturer level. Urea inventories seemed especially low with anecdotal reports of virtually no barges being available on the river system. The one exception is ammonia where inventories are high because the wet spring limited applications. Prices have clearly firmed for both nitrogen and phosphate and for nitrogen, have begun moving upward. Even so, net backs available to many offshore nitrogen producers who normally target North American markets are below those available to them in other regions. This suggests continued upward pressure on domestic nitrogen prices if we’re going to attract the urea and UAN we need in this country. However, buyers remain cautious. Burned by last year’s high prices, many seem to be trying to call a bottom in the fertilizer market. It is possible though that the prospect of firm to rising prices could bring some buyers back into the market.

We’re cautiously optimistic going into the third quarter. After two consecutive wet springs, we expect the farmers will want to get into the fields this fall to prepare for what is shaping up as a good spring planting season in 2010. If so, demand for ammonia and DAP could be particularly strong as farmers attempt to return to more normal application rates. From a manufacturer’s perspective, we’re well positioned to capitalize on expected fall demand and higher selling prices without any pressure to liquidate inventory due to containment issues. Our own input costs for natural gas and sulfur are at particularly advantageous levels with little to suggest significant near-term upward cost pressure.

Our FPP position is another positive. We benefited from locked in volumes and pricing during the second quarter, but we also made a strategic decision not to lock in significant FPP volume for the second half of 2009 at margins that simply weren’t attractive to us. As always, there are concerns including China and its export policies. At this point, domestic nitrogen pricing in China seems high enough to limit urea exports. For DAP the picture isn’t quite as clear which is one reason we entered the third quarter at significantly reduced rates in our own phosphate operations. But overall, we see the prospect of strong fall demand, low inventories throughout the supply chain and lower input costs for farmers. The stage appears to be set. The question mark remains as always, weather. How quickly the current crop will be harvested this fall and how long the window for fall fertilizer application will remain open before old man winter shows up. Notwithstanding these weather concerns, we’re prepared to deliver strong sales in the fourth quarter when fall fertilizer applications begin. With that, I’ll open the call to your questions. As Chuck explained earlier, we’ll limit questions at this time to our performance and outlook. Heather, please explain the Q&A procedure.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions) And your first questions comes from the line of Michael Picken with Cleveland Research. Please proceed.

Steve Wilson  - CF Industries - Chairman, CEO

Good morning, Mike. Mike? Did we lose Mike?

Michael Picken  - Cleveland Research - Analyst

Hello, can you hear me?

Steve Wilson  - CF Industries - Chairman, CEO

We can you hear you now.

Michael Picken  - Cleveland Research - Analyst

Hi. Okay, great. Sorry about that. Congratulations on your quarter and Chuck, good luck with your retirement. A couple of questions. Just looking at the price realization this quarter, the ammonia prices were up quite a bit higher than I had modeled. Can you talk about where we are? You indicated your FPP sales going forward in the second half of the year. They’re probably less than they were in the first half. But could you provide a little more color on what we might expect going forward there?

Steve Wilson  - CF Industries - Chairman, CEO

We had a mix in the quarter, obviously, of FPP business and closer to spot business. It won’t be surprising to you, I don’t think, to know that the proportion of our business in ammonia attributed to the FPP was higher than that for the other nitrogen products because we’ve had significant deferral of application due to weather conditions in ammonia. So, the mix of FPP and spot business in the quarter for ammonia was working certainly in our favor. Going forward, obviously, the market has changed from what it was a year ago. But I would point out that we manage our business on a margin basis, not based on price. And so we have seen fertilizer prices come down and we’ve seen gas costs come down. If you look at the spread between ammonia prices available in the Midwest and the gas costs, it looks pretty darn good today.

Michael Picken  - Cleveland Research - Analyst

Fair enough. Given that that’s the case, looking out towards the back half of the year, you talked about your expectation for a good fall season. But are the dealers at this point showing any inclination here in the US to start buying more with the recent sell-off in some of the grain markets? Have they gotten a little more cautious in July? Can you just talk about when we might start to see the volume accelerate heading into the fall?

Steve Wilson  - CF Industries - Chairman, CEO

Well, I think we’ve seen some movement in prices, particularly in urea, I think as buyers realize that the cupboard is pretty bare coming out of the spring. We’ve also seen some movement in the international ammonia market. UAN has been a little stickier. I think that there were high expectations for a lot more UAN to be applied this spring than actually got applied. So, we’re expecting, but certainly don’t know that as we move into the fall, that perhaps the products will all move together. But it is a little early to tell.

Michael Picken  - Cleveland Research - Analyst

Okay, great. My last question is just as we look out toward this year’s crop, it seems like at this point, there could be some upside to the yields estimates the crop is certainly not in the bin. But given the reductions that took place, particularly on P&K, what’s your expectation for next year? Is it your sense that the farmers realize they’re going to need to replace the P that was lost this year, or are they going to say hey, wait a minute, I was able to get a pretty good crop and now crop prices as well are like – what’s your expectation? How much of the demand that was lost this year do you think is going to come back, particularly for phosphate?

Steve Wilson  - CF Industries - Chairman, CEO

I think if you sort of look at the crop economics model, even at today’s corn prices, there is a lot of incentive to plant corn. And given the fact that prices have come down for all three nutrients, we have reasonably high expectations that farmers will go back to normal application rates, and we’re particularly hopeful with respect to phosphate as the inventory bubble that we had has gotten worked down some although there’s still a lot of supply on a global basis. But we see as long as the weather cooperates, a lot of opportunity in phosphate. I’m not an expert in potash. I think some of the same fundamentals govern potash, and we’ve all seen what’s happened to potash prices in recent weeks. So I expect that’s probably going to lead to some increase in demand.

Michael Picken  - Cleveland Research - Analyst

Ok, great. I’ll leave it there.

Steve Wilson  - CF Industries - Chairman, CEO

Thanks, Mike.

Operator

And your next question comes from the line of David Silver. Please proceed.

David Silver Analyst

Yes, hi, good morning.

Steve Wilson  - CF Industries - Chairman, CEO

Good morning, David.

David Silver Analyst

Yes, first of all, I would like to echo or accentuate your comments about Chuck. I think for about four years now, Chuck has really served the CF Industries well. And as the public faced him, and I think he’s been a very professional and just a very good spokesperson for the company. He will be one that’s very hard to replace.

Steve Wilson  - CF Industries - Chairman, CEO

I agree on all accounts, David.

David Silver Analyst

Not to mention he has a great sense of humor, right? (laughter) Couple of questions. I’m kind of going through a couple of your financial statements, the income statement, balance sheet. And I’m just wondering if you can highlight the contribution that your Canadian operation made. So, I noticed that on the income statement, the minority interest item that you have is about 50% higher than last year’s for the first half, which I thought was a pretty tough comp. Then if you look on the balance sheet under — in this equity section, it seems like there is a pretty big pickup there. So, is there any way for you to quantify what your Canadian operations contributed to the total here, and I’m thinking that is one difference between yourselves and some of the other publicly traded nitrogen producers here. So, did Canada lead to differential performance for you guys?

Steve Wilson  - CF Industries - Chairman, CEO

David, we talked about this before. The way we do our Canada pricing, we pass the product to Vitera and to us at cost and then sell it into our local markets. So, you’re looking basically at capturing a manufacturing margin out of Medicine Hat, and the basic performance depends on the markets into which we sell. So, to the extent that the ammonia urea pricing was strong in those markets, we got good performance out of Canada on a relative basis.

David Silver Analyst

Okay. I would also like to follow up, I think on the earlier question that I think Mike asked on the UAN side. So, if I look at your average price that you listed, which I guess is a mix of Gulf Coast and Midwestern pricing, the $316 price, that’s over $11 per unit of nitrogen. And if I look back at my price list from the newsletters that I compile, that’s significantly higher than even the mid corn belt listing going back to November.

So, I’m just kind of scratching my head. Is that all good FPP business or — I don’t think there’s really the same type of, I don’t know, industrial or nonindustrial issues you might have with ammonia. But how do you — how would you characterize if you just honed in on your UAM business, how would you characterize, again, your outperformance in terms of prices achieved versus one of your close competitors that just reported last week?

Steve Wilson  - CF Industries - Chairman, CEO

Just back to one of your lead-in comments, David. Most of our UAN is priced FOB Donaldsonville. Not all of it, but most of it is priced at the plant gate. And I think my sales department would like to say — like me to say that we just have better salesmen than anybody else, and I do think we do have a great sales team, but the market is the market. As we look at the mix of business that we have shipped in this quarter, the UAN product is second in line in terms of the proportion of that business that’s got FPP orders in it. So, we had a substantial amount of FPP business that was booked at various times during 2008. And so we have a blend of recent market prices and prices from over the course of some of last year. I think this is part of our ongoing strategy of watching the market, watching the evolution of margins. And when we see margin opportunities, whether it’s frankly next month or six months or 12 months down the road, we’re inclined to lock in those margins and watch them flow through our P&L. And I think it is just essential blocking and tackling, doing our job on the sales side and on the production side as best we can. We’re very comfortable with the way that we operate. We’re comfortable with our risk profile going into the fall. We don’t have as much FPP business on the books as we did a year ago. The level we have is roughly what we had, I think in 2006, when we came out of the hurricane period. And we see that we’ve got some upside potential there for markets, it helps us.

David Silver Analyst

Okay. And maybe one last question on demand. I would like to maybe ask you to focus on the domestic demand, and I would like you to focus on the nitrogen side. So, we know that there are very severe falloffs in this last crop year in P&K which some people consider more discretionary than nitrogen. So if you took the 12 months ended June 30, we have 87 million acres of corn planted versus 86, and yet, pretty much — I don’t know how you calculate it, but it looks like we’re pretty close to double-digit declines in domestic nitrogen usage. So, if the corn acres are the same and the prices are still attractive, what do you attribute the pretty sharp and maybe unprecedented falloff in nitrogen usage in the domestic market?

Steve Wilson  - CF Industries - Chairman, CEO

Well, first of all, David, I know that you probably know this. The USDA announced last week that they’re going to resurvey farmers in eight or nine states, I think it is, with respect to the actual amount of acres that was planted, because there is a fair amount of skepticism about whether 87 acres actually got planted. So, I think the jury is still out in terms of how much potential there was and then how much nitrogen got applied. We’ve seen some declines in nitrogen usage. I think there were people who were projecting declines in the range that you talked about, but we had a pretty strong sidedress season. So, while there was clearly a decline, I’m not sure it was quite to the level that you indicated. It was a late sidedress season, but it was a pretty strong season. And so while there was clearly a decline, I’m not sure it was quite to the level that you indicated. We do see potential for an uptick here, but in order for us to have an uptick, we need to have some kind of weather pattern that’s more what we’ll call normal, although normal and weather, I think rarely go in the same sentence together. But if we have the absence of the very wet conditions that we had the last couple of years, I think there’s some meaningful upside in nitrogen usage in the next year.

David Silver Analyst

Okay, thanks. I’ll get back in the queue.

Steve Wilson  - CF Industries - Chairman, CEO

Okay, thanks, David.

Operator

Your next question is from the line of Steve Byrne with Merrill Lynch. Please proceed.

Steve Byrne  - Merrill Lynch - Analyst

Good morning, Steve.

Steve Wilson  - CF Industries - Chairman, CEO

Good morning.

Steve Byrne  - Merrill Lynch - Analyst

You talked about your second half forward book being relatively modest. Out of that 800,000 tons in your FPP, how much of that would have been booked in 2008?

Steve Wilson  - CF Industries - Chairman, CEO

I don’t have numbers in front of me, Steve. But I suspect it is a pretty small amount.

Steve Byrne  - Merrill Lynch - Analyst

Okay. Versus the 900,000 tons booked at the end of the first quarter, would it be correct to say that most of that would have been booked in 2008?

Steve Wilson  - CF Industries - Chairman, CEO

Yes, I think it is probably fair to say that most of what rolled out of the FPP in the second quarter had been booked in 2008. Yes.

Steve Byrne  - Merrill Lynch - Analyst

Okay. And regarding the nitrogen demand, isn’t the channel inventory level now significantly lower than it was a year ago and thus, there was destocking that contributed to the slump in sales?

Steve Wilson  - CF Industries - Chairman, CEO

We simply believe that inventory levels are lower than they were coming out of the fall and into the winter. I actually don’t remember a year ago, I guess. A year ago we had weather issues and not as much movement as we thought, but I don’t think our inventory levels at that point in time were quite as bad as they ended up being in the fall — late fall.

Steve Byrne  - Merrill Lynch - Analyst

And then on UAN, pricing has been pretty rough, trading at a discount to urea. Do you see it a challenge to push that UAN pricing back up, given the low price forward sales out of that Trinidad plant for — in coming months?

Steve Wilson  - CF Industries - Chairman, CEO

Well, we certainly know of plants coming on in Trinidad. Our expectation based upon the current look at economics is that some amount of that product will clearly move to the US. It is likely to displace other imports that have traditionally come from the former Soviet Union republics and so forth, and they are now the high cost producer. Whether that product leaves the market or gets redirected to other markets has yet to be seen. But we didn’t move as much UAN in the spring as we thought. So, we’ve had some price pressure. We think, again, if conditions develop the way we expect in terms of corn acreage expectations for next year, the demand ought to be spur here and we ought to see nitrogen products move up together. But clearly, UAN has been the lagger.

Steve Byrne  - Merrill Lynch - Analyst

And are some of your customers already buying some of that or placing orders for that Trinidad source UAN at prices that make it challenging to — at current levels?

Steve Wilson  - CF Industries - Chairman, CEO

Well, we’ve moved UAN. As we said in our release, we’re managing our forward pricing program from a margin expectation standpoint. We have throttled back on our appetite because we believe there’s potential for expanded margins. And we don’t know whether that will occur, but the fundamentals are set up so we think that should happen. A lot of nitrogen has to be attracted into this market place to meet the needs, and we intend to get our full share of that. We expect that the supply will tighten and prices will rise and attract more supply into the market place.

Steve Byrne  - Merrill Lynch - Analyst

And in the meantime, you’re trying to shift your mix over to urea?

Steve Wilson  - CF Industries - Chairman, CEO

We have been maximizing urea production. It is one of the advantages that we have in our complex at Donaldsonville where we have the ability to shift between UAN and urea as the market dictates.

Steve Byrne  - Merrill Lynch - Analyst

Okay. Thank you.

Operator

Your next question is from the line of Jeff Zekauskas from JPMorgan.

Jeff Zekauskas  - JPMorgan - Analyst

Hi, good morning.

Steve Wilson  - CF Industries - Chairman, CEO

Good morning, Jeff.

Jeff Zekauskas  - JPMorgan - Analyst

Historically, what you’ve done with your forward pricing program is you’ve matched your inputs to what you’re selling, but obviously nat gas has come down a tremendous amount. Are you inclined to think about buying natural gas or some form of derivatives of natural gas outside of your FPP program at this time? Or are you not so inclined?

Tony Nocchiero  - CF Industries - SVP, CFO

Jeff, this is Tony Nocchiero. We have purchased some modest amounts of gas forward outside of the FPP program. It is not a huge amount, it’s about six to seven days supply at our current consumption rate. And we do have authorities for our natural gas acquisition people to acquire gas at prices that we think are going to be pretty attractive over the next several months. So, want to do that on a modest basis, but our current exposure to spot prices worked out pretty well, and there is a pretty big penalty for going far out on the forward curve. So we kind of like where we sit right now.

Jeff Zekauskas  - JPMorgan - Analyst

Thanks. That’s very clear. And secondly, can you tell me how much you might spend on the Peru project next year? And what your ideas are about how that project will evolve next year.

Tony Nocchiero  - CF Industries - SVP, CFO

Well, let me talk about this in two ways. We did mention in the release and in the script that we expect the pace of spending on Peru to increase in the second half of this year. The board authorized $30 million for the front end engineering and design study in the related environmental impact work. We spent about $10 million to date, and we’ll spend about $20 million over the next six to nine months with most of that in the next six months. How much more we spend depends on the outcome of the feed study and ultimately, getting authorization from the board. So I don’t want to get too far ahead of ourselves. When we have something more to report on a finalized project, then we’ll provide more details on what we think the spending pattern is going to look like.

Jeff Zekauskas  - JPMorgan - Analyst

Okay, good. Thank you very much.

Operator

And your next question is from Mark Connelly with Sterne Agee. Please proceed.

Mark Connelly  - Sterne, Agee - Analyst

Thank you, just two things. On Peru, you had earlier said that you thought you would have a natural gas agreement more or less by the end of the year. Is that still on track?

Steve Wilson  - CF Industries - Chairman, CEO

We are very comfortable that we’re on track to getting it done. We have a couple little issues that we’ve been going back and forth on. We think we have conceptual agreement on where we’re going. We’re just trying to get the document done.

Mark Connelly  - Sterne, Agee - Analyst

Okay, okay. And just one more sort of big picture question. Key trade obviously gave you a real opportunity this quarter to move a lot of tons, and it was during a period where FOSCAM was relatively inactive. I am curious how you see that playing out now that FOSCAM will presumably start moving more tonnage. Do you think of the performance you got out of key trade as something that may offer you more seasonal opportunity, or is this something you think you can sustain?

Steve Wilson  - CF Industries - Chairman, CEO

Well, Mark, we have a — obviously, we have a mix of business between domestic and export. And we went way outside our normal parameters on exports this quarter. We have a lot of long-term solid relationships with domestic customers, particularly contract customers. And we want to make sure that we are available to serve their needs on a long-term, profitable basis. We recognized the situation this spring pretty early and we moved a lot of product. We moved it to probably 10 or 12 countries, and we think that we’re exhibiting a nimbleness that is attractive to certain buyers and certain locations. These are sometimes large quantities and sometimes smaller quantities. We also see ourselves developing relationships in the export market. And key trade has some of these relationships in historical basis, dealing in other products. And so we want to make sure that we’re nurturing relationships on both sides, but we have enough volume available to move it opportunistically when conditions arise that lead us to do that. We don’t have an intention to export the large amount that we did in the last quarter, but we’ve certainly demonstrated now we have the ability to do that when that’s the best thing to do for the company.

Mark Connelly  - Sterne, Agee - Analyst

Outstanding. Thank you.

Steve Wilson  - CF Industries - Chairman, CEO

Thanks, Mark.

Operator

And your next question is from the line of Robert Koort with Goldman Sachs. Please proceed.

Costas Karathanos  - Goldman Sachs - Analyst

Good morning. This is Costas Karathanos on behalf of Bob. First of all, Chuck, congrats and good luck with the retirement and hopefully, we’re going to see you in Texas before you’re gone.

Chuck Nekvasil  - CF Industries - Director, IR, PR

Absolutely.

Costas Karathanos  - Goldman Sachs - Analyst

A couple of quick ones for you, Steve and one for Tony. On looking at the ammonia, I realize the ammonia prices were phenomenal. What impact might there be for the customers that were disadvantaged for the — with the FPP program in 2009, and will it change the buying behavior going forward?

Steve Wilson  - CF Industries - Chairman, CEO

I’ll answer the second part first. Every experience probably has an influence on future buying behavior. Our customer committed to these volumes with their eyes open. Some of them actually had commitments to sell the product downstream and so, there were certainly issues through the system. But we view our program and — as a long-term program that provides assurance of supply and it also is a program that works in two directions. When we did FPP business prior to a rising market or in the middle of a rising market, they benefited. and in this kind of situation, they didn’t. But we’re in it for the long haul, our contract customers are in it for the long haul. I think we recognize mutually that these situations will arise, and I think they’re look forward, not backward.

Costas Karathanos  - Goldman Sachs - Analyst

Thanks, Steve. Now, with ammonia prices going up and urea prices going up, if you can please discuss the short term impact with the competing forces of increased Black Sea start-ups due to the higher ammonia prices and the Chinese tariffs going up after September 15 in the market.

Steve Wilson  - CF Industries - Chairman, CEO

Wow. Well, first of all, the Chinese have a reduction in their tariff in place at the moment, and it is going to revert to the higher level, I believe in mid September. The global pricing has been such that so far, they haven’t been motivated to export much because of the relationship of their cost to the global market place. So, I think assuming that they follow through and go back to their earlier tariff level or their tax level, I think it is unlikely we’re going to see a lot of Chinese urea in the market place because of their cost profile. In terms of the other side of the world, there is clearly gas cost issues for those producers. To the extent that prices rise enough to motivate those producers to get back in the market place, we will certainly benefit by the higher prices because of our cost structure and because of our position in the market place. And of course, that’s how markets work. Price rises to the point where marginal capacity comes back in. When that capacity causes prices to fall, it will then lead to shutdowns and presumably, less shutdowns would occur in the same place. We’re very comfortable with where our cash margins are today. If you look on a historical basis, this is a very good set of market conditions. It is just not the euphoric set of market conditions we had a year ago.

Costas Karathanos  - Goldman Sachs - Analyst

Thanks, Steve. And one last question for you, Tony. How much cash are you willing to hold on the balance sheet? Thanks.

Tony Nocchiero  - CF Industries - SVP, CFO

We talked about this before. We think we need roughly $300 million to $400 million as operating capital, depending on the circumstances. And we talked about what we think we would do with excess capital on many times in the calls and in one on one meetings. Our first priority, obviously, is always to maintain a strong financial position. Our second priority is to continue to invest in our plant and equipment so it is available to operate in the conditions that delivered the margins and performance in the second quarter. And then after that, we look at accretive opportunities like Peru, which we’ll continue to invest in and we’ll have a final word on that when the feed study completes, and we’re very optimistic about that. Beyond that, I think we’ve demonstrated that we make the right decision when it comes to excess capital as we did last fall when we did our share buyback program. So, we’ll continue to look at it in a holistic sense and make decisions based on the circumstances at the time and our overall strategy.

Steve Wilson  - CF Industries - Chairman, CEO

Okay. That concludes our second quarter discussion. As noted earlier, we wanted to focus initially on our strong second quarter operational and financial performance. That strong performance, which included a $445 million increase in net cash, just like our stock price performance since the IPO, has clearly differentiated CF Industries and validated our strategy. In the news release, we reminded you of the important progress we’ve made in advancing our proposed business combination with Terra Industries. The combination that we believe is the best route to create superior value for both CF Industries’ and Terra Industries’ shareholders. In Canada, we received a no action letter from the Canadian competition bureau confirming that they do not intend to challenge a proposed combination. In the US, we have certified substantial compliance with the FTC second request and the Hart-Scott-Rodino Act waiting period will expire next month — early next month. We look forward to being clear of the regulatory process so we can put these two great companies together.

During the quarter, we also carefully considered and rejected the revised offer for CF Industries that Agrium submitted back in mid May, determining that it substantially undervalued our company. From our perspective, the reality of this situation is crystal clear. Our focus, as it has been from day one as a public company, is on shareholder value and the best ways to maximize it. We believe the proposed combination with Terra is clearly the best way to maximize long-term value for shareholders of both companies. Agrium’s proposals have been carefully reviewed by our board and advisers. As I stated in our news release, when Agrium’s offer was rejected in mid May, it was very far from what would be considered compelling. And given our performance and industry dynamics, that offer is even further away from being compelling today. Agrium is an experienced industry player and has had all of the information it needs to make a compelling offer, but it has chosen not to do so. This means our focus, as it should be, is on advancing the proposed combination with Terra. We believe the time has come for Terra to schedule its annual meeting. We anticipate having regulatory clearance for our combination in early August and at that point, we’ll be positioned to close the transaction with Terra, a transaction that we believe is clearly in the best interests of our shareholders and of Terra’s shareholders. We have a few minutes to take a couple of questions on these matters. So, Heather, let’s reopen the lines.

Operator

(Operator Instructions) Your first question is a follow-up from the line of Mark Connelly from Sterne Agee. Please proceed.

Steve Wilson  - CF Industries - Chairman, CEO

Hello again, Mark. No?

Chuck Nekvasil  - CF Industries - Director, IR, PR

Operator, if we’ve got a problem with Mark, let’s go to the next question from JPMorgan.

Operator

And your next question is from the line of Jeff Zekauskas with JPMorgan. Please proceed.

Jeff Zekauskas  - JPMorgan - Analyst

Hi, good morning. Under what conditions would you be willing to sit down and speak with the Agrium people?

Steve Wilson  - CF Industries - Chairman, CEO

Jeff, I think it is fair to say that we have been speaking with the Agrium people for a very long period of time. There have been — every time there is a discussion with an investor, many of those discussions get communicated back to Agrium. Advisers talk to advisers. CEOs talk to CEOs. So, there’s been no lack of communication between the two companies.

Jeff Zekauskas  - JPMorgan - Analyst

Okay. Thank you very much.

Operator

And there are no further questions in the queue at this time.

Steve Wilson  - CF Industries - Chairman, CEO

Well, I guess we’ve covered the ground pretty well. So as always, ladies and gentlemen, thank you for your interest in CF Industries. We look forward to talking with you in the future. We’ve got some scheduled appearances at the KeyBanc Capital Markets Basic Materials Conference in Boston and the Credit Suisse Chemical Conference in New York in September. Look forward to seeing you there. Thanks again for joining us this morning. Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©  2009 Thomson Reuters. All Rights Reserved.